Exhibit 12 UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES For the Nine Months ended September 30, 2004 (Dollars in Thousands)

EARNINGS
Income before income taxes and minority interest	$121,771
Add (Deduct):
Earnings on Equity Method	(51,913)
Distributions from Unconsolidated Entities	23,330
Minority interest in income of majority-owned subsidiaries that do not
have fixed charges	(7,974)

$85,214
Add fixed charges:
Consolidated interest expense	$64,937
Interest Portion (1/3) of Consolidated Rent Expense	19,066

$169,217

FIXED CHARGES
Consolidated interest expense	$64,937
Interest Portion (1/3) of Consolidated Rent Expense	19,066

$84,003

RATIO OF EARNINGS TO FIXED CHARGES	2.01